UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF QUEST DIAGNOSTICS INCORPORATED
(FORMERLY KNOWN AS AMERISAVE 401(K) PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NJ 07940

401(k) Savings Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4

Signature	18

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the 401(k) Savings Plan of Quest Diagnostics Incorporated

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan of Quest Diagnostics Incorporated as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
New York, New York
June 24, 2010

401(k) Savings Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
(in thousands)

	2009	2008

Assets
Investments, at fair value:
Investment in Master Trust	$123,675	$—
Pooled separate accounts	—	69,259
Guaranteed Income Fund	—	35,452
Participant loans	—	2,849

Total investments	123,675	107,560

Liabilities
Excess contributions payable	10	209

Net assets available for benefits at fair value	123,665	107,351

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(307)	—

Net assets available for benefits	$123,358	$107,351

The accompanying notes are an integral part of these financial statements.

401(k) Savings Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009
(in thousands)

Additions to net assets attributed to:
Net investment income from Master Trust	$16,392
Interest and dividends	650
Net appreciation of fair value of investments	2,369

Net investment income	19,411

Contributions
Employer	6,972
Participants	13,535

Total contributions	20,507

Total additions	39,918

Deductions from net assets attributed to:
Benefits paid to participants	8,524
Administrative expenses	51

Total deductions	8,575

Net increase	31,343
Net transfers to other plans	(15,336)

Net assets available for benefits:
Beginning of year	107,351

End of year	$123,358

The accompanying notes are an integral part of these financial statements.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands)

1. Description of the Plan

          Background –The 401(k) Savings Plan of Quest Diagnostics Incorporated (formerly, the AmeriSave 401(k) Plan) (the “Plan”) was established as a defined contribution plan by AmeriPath, Inc. and its affiliates (“AmeriPath” or the “Company”) to provide its eligible employees with retirement benefits. Effective January 1, 2009, the Plan was amended and restated. As of the effective date the Plan is a “Safe Harbor” Plan sponsored by Quest Diagnostics Incorporated (“Quest Diagnostics”) and the Company matching contribution was increased to 100% up to the first 4% of the participant’s eligible compensation, as defined. AmeriPath is a wholly-owned subsidiary of Quest Diagnostics.

          Effective January 1, 2009, Quest Diagnostics and Fidelity Management Trust Company (“FMTC”) formed a master trust (“Master Trust”) to hold the assets of the Plan and the Profit Sharing Plan of Quest Diagnostics Incorporated on a commingled basis for investment purposes only.

          Plan assets of $15,943 related to the employees of Specialty Laboratories, Inc., a wholly-owned subsidiary of the Company, were transferred to the Profit Sharing Plan of Quest Diagnostics, Incorporated during July 2009.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

          Eligibility and Participant Contributions – All eligible employees who have completed one month of service, as defined, may participate in the Plan. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, are permissible for eligible participants. Participants may modify their contribution percentage at any time.

          Company Matching Contributions – The Company matches 100% of a participant’s contribution, up to 4% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. The Company may also make discretionary matching contributions and qualified non-elective contributions. The Company did not make additional discretionary matching contributions or qualified non-elective contributions in 2009. Company matching contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

          Participant Accounts – A separate individual account is established for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Vesting – Participants immediately vest in their voluntary contributions made during any period as a Plan participant and Company matching contributions made after January 1, 2009, plus actual earnings thereon. Vesting in the portion of a participant’s account related to Company matching contributions made prior to 2009, plus actual earnings thereon, is based on years of service, as defined by the Plan. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

          Investment Options – Prior to January 1, 2009, participants could elect to have their voluntary contributions and Company matching contributions invested in any or all of the open investment funds, consisting of various pooled separate accounts or an unallocated insurance contract which were managed by Prudential Retirement Insurance and Annuity Company (“Prudential”). Participants had the ability to modify their existing investment elections with Prudential daily.

          Effective January 1, 2009, Quest Diagnostics and FMTC formed the Master Trust to hold the assets of the Plan and the Profit Sharing Plan of Quest Diagnostics Incorporated on a commingled basis for investment purposes only. Also effective on that date, no new contributions to investment funds managed by Prudential were permitted and participants were provided the option to have their voluntary contributions and Company matching contributions invested in any or all of the open investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”) and held by the Master Trust. Effective July 2009, participants may also elect to have their voluntary contributions and Company matching contributions invested in shares of the Quest Diagnostics Stock Fund. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and Quest Diagnostics’ securities trading policy, which prohibits trading in the Company’s common stock on a short-term basis and while in possession of material non-public information about Quest Diagnostics.

          Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund. Any participant contributions exceeding 25% are automatically reallocated into the appropriate age-based Fidelity Freedom Fund. Participants can transfer monies into the Quest Diagnostics Stock Fund only to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the transfer remains below 25% of the participant’s entire account balance.

          Participants may elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or continue to have those dividends automatically reinvested.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          In July 2009, all participant assets previously managed by Prudential were transferred to the Master Trust. The assets were transferred to investments in the Master Trust with similar investment objectives, unless redirected by the participant.

          Master Trust – As of December 31, 2009, the Plan owned 5.2% of the assets in the Master Trust based on the aggregate balances of all Plan participants’ specifically identified investments that are held by the Master Trust.

          FMTC has been designated as the trustee of the Master Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan and the Profit Sharing Plan of Quest Diagnostics Incorporated. Expenses of administering the Plan, including fees and expenses of the Trustee may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

          Interest and dividends along with the net appreciation in fair value of investments are allocated to the Plan based upon the Plan’s participation in the investments that comprise the Master Trust.

          Distribution Options – Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a distribution in the form of an annuity, installment payments, or a direct rollover into another eligible retirement plan or traditional individual retirement account.

          Withdrawals – Withdrawals may be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

          Forfeitures – Forfeited nonvested accounts may be used to reduce future Company contributions or pay Plan expenses. A forfeiture account of $357 is included in the Fidelity Managed Income Portfolio Class 3 Fund (“the Portfolio”) as of December 31, 2009. A forfeiture account of $208 is included in the Prudential Guaranteed Income Fund as of December 31, 2008.

          Loans to Participants – Participants are permitted to obtain loans in amounts not less than $1 and not greater than the lesser of (1) $50, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. Loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to 10 years is permitted. Loans are secured by one-half of a participant’s vested account balance and

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

bear interest at prime plus 1%. Principal and interest are repaid to the Plan through payroll deductions. Participants can elect to pay the entire outstanding balance of a loan directly to FMTC. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

          Parties-in-Interest – As of December 31, 2009, Master Trust investments with a fair value of $2,382,369 were managed by FMRC. As of December 31, 2008, pooled separate accounts and a Guaranteed Income Fund with a fair value of $104,711 were managed by Prudential. Transactions with Fidelity and Prudential and participant loans qualify as parties-in-interest transactions.

          Quest Diagnostics also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Incorporated Stock Fund (“Quest Diagnostics Fund”) transactions qualify as party-in-interest transactions. As of December 31, 2009, the total fair value of the Master Trust’s investment in the Quest Diagnostics Fund was $373,926. As of December 31, 2008, the Quest Diagnostics Fund was not offered to participants of the Plan. During 2009, total purchases and sales of Quest Diagnostic stock by the Master Trust were $23,372 and $47,649, respectively.

          Tax Status – The Internal Revenue Service has determined and informed AmeriPath by letter dated March 13, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended and restated. The Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended and restated since the Internal Revenue Service determination, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

          Plan Administration – The Plan Administrator is the Employee Benefits Committee of Quest Diagnostics. The Plan’s record keeper and trustee were Prudential and Prudential Bank and Trust, FSB during 2008. FMTC and Fidelity Investment Institutional Operations Company, Inc., respectively assumed trustee and record keeping duties for all new Plan contributions and related investments effective January 1, 2009. Upon transfer of all participant assets previously managed by Prudential to the Master Trust during July 2009, Prudential and Prudential Bank and Trust, FSB ceased all trustee and record keeping duties for the Plan. Fidelity then became the sole trustee and record keeper for the Plan and the Master Trust.

          Administrative Expenses and Other Fees – Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated.

2.	Summary of Significant Accounting Policies

          Basis of Presentation – The Plan maintains its financial records on the accrual basis of accounting.

          In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States (“GAAP”) recognized by the FASB in the preparation of financial statements. The ASC does not supersede the rules or regulations of the Securities and Exchange Commission (“SEC”), therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Plan. The Plan adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the amounts reported in the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

          Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

          Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

          Benefits – Benefits are recorded when paid.

          Valuation of Investments – Investments are stated at fair value at year-end. Shares of mutual funds, a money market fund, a collective fund, and the Quest Diagnostics stock fund held by the Master Trust are valued at the net asset value determined by FMRC as of December 31, 2009, which approximates fair value.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Prudential as of December 31, 2008. There are no restrictions as to redemption of these investments and the Plan does not have any contractual obligations to further invest in any of the individual funds as of December 31, 2009.

          The FASB issued a standard which requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts held by the Master Trust as of December 31, 2009 (Managed Income Portfolio II Class 3) and Prudential Bank and Trust, FSB as of December 31, 2008 (Prudential Guaranteed Income Fund) because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the standard, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. As of December 31, 2009, an adjustment of $307 was necessary to reduce the fair value of the Plan’s investment in the Master Trust attributable to the Managed Income Portfolio II Class 3 fund to contract value. As of December 31, 2008, the fair value of the Prudential Guaranteed Income Fund (“GIF”) approximated contract value. As of December 31, 2009 and 2008, the Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

          Investments in the GIF are generally benefit-responsive. In certain instances when total distributions or transfers into the GIF within a calendar year exceed predetermined thresholds (e.g., 10% of the balance of the funds on the first day of the year), transactions in the GIF may face certain restrictions, in accordance with contract terms. This could potentially result in the GIF not being fully benefit responsive in some instances. Interest is credited on contract balances using a single “portfolio rate.” Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting, and are based on many factors, including current economic conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. The minimum crediting rate under the contract was 1.50%. The interest crediting rate, net of asset charges, was 3.25% at December 31, 2008. The average yield rate was 3.35% for 2008. Prudential prospectively guaranteed the interest rates credited for the GIF for six months. Generally, there were not any events that could limit the ability of the Plan to transact at contract value or that would allow the issuer to terminate the contract and which would require the Plan Sponsor to settle at an amount different than contract value.

          Participants’ loans are valued at cost, which approximates fair value.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Refer to Note 4 for additional information related to the valuation of Master Trust investments.

          Security Transactions and Investment Income – Purchases and sales of securities by the Master Trust and the Plan are recorded on a trade-date basis. Dividend income is recorded by the Master Trust and the Plan on the ex-dividend date. Interest income from other investments is recorded by the Master Trust and the Plan as earned on the accrual basis.

          Net investment income from Master Trust represents the Plan’s share of the interest, dividends, and net realized and unrealized gains on investments held by the Master Trust. Net appreciation of fair value of investments includes net realized appreciation on investments held by Prudential until participant assets were transferred to the Master Trust.

          Fair Value Measurements –Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Plan would use the most advantageous market, which is the market in which the Plan would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement.

          This standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          New Accounting Standards – In April 2009, the FASB issued a new standard that addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this standard, if the reporting entity has determined that the volume and level of activity has significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. The adoption of this standard effective April 1, 2009 did not have a material effect on amounts reported in the Plan’s financial statements.

          In May 2009, the FASB issued a new standard that relates to accounting for and disclosure of subsequent events in its financial statements. This standard provides the authoritative guidance for subsequent events that was previously addressed only in United States auditing standards. This standard establishes general accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires the Plan to disclose the date through which it has evaluated subsequent events and whether that was the date the financial statements were issued or available to be issued. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. The adoption of this standard effective June 30, 2009, did not have a material effect on the Plan’s financial statements or the notes thereto. In February 2010, the FASB issued an amendment to this standard, which, among other things exempts Securities and Exchange Commission filers from the requirement to disclose the date through which it has evaluated subsequent events for either original or restated financial statements. The adoption of this standard was effective immediately and did not have a material effect on amounts reported in Plan’s financial statements or the notes thereto.

          In September 2009, the FASB issued a new standard that provides guidance in estimating the fair value of an entity’s investments when the investment does not have a readily determinable fair value. This standard permits the use of the investment’s net asset value as a practical expedient to determine fair value. This standard also requires additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption of this standard did not have a material effect on the amounts reported in the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits or the notes thereto.

          In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity’s use of fair value measurements. The amended standards will require entities to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

other observable inputs) classifications, provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the amendment is effective for the Plan for reporting periods beginning after December 31, 2009. The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for the Plan for reporting periods beginning after December 31, 2010. The Plan does not expect that the adoption of this new standard will have a material effect on its disclosures.

3.	Investments

          The following table presents investments that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008 (units in thousands):

	2009	2008

Investment in Master Trust	$123,675	$—
Guaranteed Income Fund (no and 861 units, respectively)	—	35,452
Dryden S&P 500 Index (no and 208 units, respectively)	—	11,514
Core Bond Enhanced Index Fund (no and 329 units, respectively)	—	5,678
Lifetime Conservative Fund (no and 244 units, respectively)	—	5,626
Lifetime Balanced Fund (no and 238 units, respectively)	—	5,404
Oppenheimer Global Fund (no and 105 units, respectively)	—	5,377

          Refer to Note 4 for additional information on the Plan’s investment in the Master Trust as of December 31, 2009 and a summary of the recognized assets of the Master Trust, as of December 31, 2009, that are measured at fair value on a recurring basis.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          The following table provides a summary of the recognized assets, as of December 31, 2008, that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements

		Quoted Prices in Active Markets for Identical Assets / Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs

	Total	Level 1	Level 2	Level 3

Assets:
Pooled separate accounts	$69,259	$—	$—	$69,259
Guaranteed Income Fund	35,452	—	—	35,452
Participant loans	2,849	—	—	2,849

Total Investments	$107,560	$—	$—	$107,560

          In 2008, investments in Prudential Pooled Separate Accounts used the Plan’s own assumptions involving what market participants would use to derive the fair value of the assets, thus classified within Level 3. The GIF was recorded at contract value, which approximated fair value and represented contributions, and reinvested income, less any withdrawals plus accrued interest. The GIF had been classified within Level 3 because inputs to the valuation methodology are unobservable and reflect the Plan’s assumptions that market participants would use in pricing these types of assets. Participant loans are valued at cost, which approximates fair value. The participant loans have been classified within Level 3 because their fair value is derived from inputs that are unobservable and subject to the Plan’s assumptions.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2008 and 2009:

	Pooled Separate Accounts	Guaranteed Income Fund	Participant Loans

Balance, January 1, 2008	$98,769	$27,805	$2,514
Net Depreciation of Investments	(35,075)	—	—
Purchases, Sales, Issuances and Settlements, net	5,565	7,647	335

Balance, December 31, 2008	69,259	35,452	2,849
Net Appreciation of Investments	2,369	—	—
Purchases, Sales, Issuances and Settlements, net	(71,628)	(35,452)	(2,849)

Balance, December 31, 2009	$—	$—	$—

4.	Master Trust

          The following table presents the investments held in the Master Trust as of December 31, 2009:

Mutual funds	$1,644,163
Quest Diagnostics stock fund	373,926
Collective fund	277,761
Money market fund	9,547
Participant loans	76,971

Total fair value	2,382,368
Adjustment to contract value	(3,447)

Total Investments	$2,378,921

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          The following table presents the investment income for the Master Trust for the year ended December 31, 2009:

	Interest and Dividends	Realized and Unrealized Gains	Net Appreciation

Mutual funds	$33,566	$308,942	$342,508
Quest Diagnostics stock fund	2,499	52,433	54,932
Collective fund	5,301	6,091	11,392
Money market fund	2	—	2
Participant loans	4,949	—	4,949

	$46,317	$367,466	$413,783

          The following table provides a summary of the assets in the Master Trust that are measured at fair value on a recurring basis as of December 31, 2009:

		Basis of Fair Value Measurements

		Quoted Prices in Active Markets for Identical Assets / Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs

	Total	Level 1	Level 2	Level 3

Assets:
Mutual funds	$1,644,163	$1,644,163	$—	$—
Quest Diagnostics stock fund	373,926	373,926	—	—
Collective fund	277,761	—	277,761	—
Money market fund	9,547	—	9,547	—
Participant loans	76,971	—	—	76,971

Total Investments	$2,382,368	$2,018,089	$287,308	$76,971

          Shares of mutual funds and the Quest Diagnostics stock fund are valued at the net asset value determined by FMRC, which approximates fair value. These investments are classified within Level 1 as they are derived from observable inputs that reflect quoted prices in active markets.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Participant loans are valued at cost, which also approximates fair value. Participant loans have been classified within Level 3 because their fair value is derived from inputs that are unobservable and subject to the Plan’s assumptions.

          The Managed Income Portfolio II Class 3 (the “Portfolio”) is a collective fund that invests in short-term bonds, fixed income securities and derivative instruments. The Portfolio also invests in third party wrap contracts designed to permit the use of book value accounting to maintain a constant net asset value of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain that value. The Portfolio also utilizes the wrap contracts to provide for the payment of participant-directed withdrawals and exchanges at book value under most circumstances. Interest is credited to the Portfolio under the wrap contracts; investment gains and losses are not recognized immediately but rather recognized over time by adjusting the interest rate credited to the Portfolio. The crediting interest rate was 1.53% at December 31, 2009. The average yield rate was 2.74% for 2009. The Portfolio may also purchase investment contracts offered by insurance companies and other approved financial institutions that provide for the payment of a specified rate of interest to the Portfolio and the repayment of interest at maturity. The collective fund and the money market fund have been classified within Level 2 because their fair values are derived from inputs other than quoted prices that are observable.

          The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2009:

Participant Loans

Balance, Beginning of Year	$—

Transfers, issuances, repayments, settlements, net	76,971

Balance, End of Year	$76,971

5.	Excess Contributions Payable

          Contributions received from participants in 2009 of approximately $10 will be refunded in 2010 to certain active participants to return to them excess contributions as required to satisfy the relevant non-discrimination provisions of the Plan. The excess contributions have been recorded as excess contributions payable in the Statements of Net Assets Available for Benefits, as of December 31, 2009. Excess contributions payable as of December 31, 2008 totaled approximately $209.

The 401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

6.	Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$123,358	$107,351
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Master Trust	307	—
Add: Excess contributions payable	10	209

Net assets available for benefits per the Form 5500	$123,675	$107,560

          The following is a reconciliation of benefits paid per the Statement of Changes in Net Assets Available for Benefits to the Form 5500 for the year ended December 31, 2009:

Benefits paid – Statement of Changes in Net Assets Available for Benefits	$8,524
Less: Excess contributions payable – current year	(10)
Add: Excess contributions payable – prior year	209

Benefits paid per the Form 5500	$8,723

         The following is a reconciliation of net investment income per the Statements of Changes in Net Assets available for Benefits to the Form 5500:

Net investment income – statement of changes in net assets available for benefits	$19,411
Add: current year adjustment between fair value and contract value for fully benefit-responsive investment contracts	307

Investment income per Form 5500	$19,718

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of the 401(k) Savings Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 24, 2010

The 401(k) Savings Plan of Quest Diagnostics Incorporated

By:	/s/ Robert A. Hagemann

Robert A. Hagemann
Member of the Quest Diagnostics Incorporated
Employee Benefits Committee, Plan Administrator